Maitong Sunshine Cultural Development Co., Ltd.

April 17, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention:	Joseph Klinko
Yong Kim
Cheryl Brown
Irene Barberena-Meissner

Re:	Maitong Sunshine Cultural Development Co., Ltd.
Amendment No. 5 to Registration Statement on Form S-1
Filed April 17, 2024
File No. 333-276152

Ladies and Gentlemen,

Maitong Sunshine Cultural Development Co., Ltd (the “Company”) hereby furnishes this correspondence in connection with the Company’s filing today of Amendment No. 5 to the Company’s Registration Statement on Form S-1.

Amendment No. 5 is an exhibit-only filing for the purpose of filing an updated auditor’s consent as Exhibit 23.1.

Respectfully submitted,

/s/ Huang Fang
Chief Executive Officer